FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of August 2007

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On August 1, 2007 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Ronit Lerner

Title: Chief Financial Officer

Date: August 1, 2007

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Exhibit 1

Compugen Adds Three Members to Board of Directors

New Directors Elected at Company`s Annual Meeting

Tel Aviv, Israel - August 1, 2007 - At its Annual Meeting held yesterday, Compugen Ltd. (NASDAQ: CGEN) elected three new members to its Board of Directors: Yair Aharonowitz, Ph.D., Arie Ovadia, Ph.D. and Joshua Shemer, M.D.

Professor Aharonowitz is Professor of Microbiology and Biotechnology and was previously Vice President of Research and Development and Head of the Institute of Biotechnology, all at Tel Aviv University. He has been a visiting scientist at Oxford University, and was formerly an Alberta Heritage Fellow at the University of Alberta, Edmonton, and a visiting professor at the Karolinska Institute and at the University of British Columbia. Prof. Aharonowitz is a Fellow of the American Academy of Micro biology and a member of the Israeli Society of Microbiology.

Dr. Ovadia advises major Israeli companies on finance, accounting and valuations, and is a member of the board of directors of The Strauss Group, Israel Petrochemical Industries, ViryaNet, Carmel, Elron, Giron, Destiny, Scitex, Peninsula and Intercure. In addition, he served as a member of the Israeli Accounting Board and the Israeli Security Authority.

Professor Shemer is Professor of Medicine at Tel Aviv University and is currently CEO of Steba Biotech N.V. In addition, he is a member of the Board of Directors of Maccabi Healthcare Services, Chairman of Assuta Medical Centers and Director of the Israel Center for Health Technology Assessment, Gertner Institute, Tel Hashomer. Prof. Shemer was previously the Director-General of Maccabi Healthcare Services, Director-General of the Israeli Ministry of Health and Surgeon General of the Israel Defense Forces.

Compugen`s board now consists of six members, the three new members plus Ruth Arnon, Ph.D., Martin Gerstel, and Alex Kotzer, three prior members whose terms are continuing.

Professor Arnon was appointed to the Board on May 30, 2007 and was formerly a Professor and Vice-President of the Weizmann Institute of Science. She is a noted immunologist, and has made significant contributions to the fields of vaccine development, cancer research and the study of parasitic diseases, and was the co-developer of Copaxone®, a leading drug for the treatment of multiple sclerosis. Prof. Arnon is a member of the Israel Academy of Sciences, presently chairing its Science Division, and is a recipient of numerous scientific awards and honors.

Martin Gerstel is Chairman of the Compugen Board and retired CEO of Alza Corporation; Alex Kotzer is Compugen`s President and CEO.

About Compugen

Compugen`s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company`s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability

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results from the Company`s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen`s diagnostic and therapeutic product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company's primary commercialization pathway for its product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading therapeutic and diagnostic companies. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:

Ronit Lerner

Chief Financial Officer

Compugen Ltd.

Email: ronitl@cgen.com

Tel: +972-3-7658-560

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